

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Arjun Sharma
Chief Financial Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803-4238

> **Re: CIRCOR International, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Fiscal Quarter Ended July 3, 2022**
> **Form 8-K furnished September 30, 2022**
> **File No. 001-14962**

Dear Arjun Sharma:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing